Contact

www.linkedin.com/in/chadwrosen (LinkedIn)
www.victoryhempfoods.com (Company)

Top Skills

Start-ups
Trade Shows
Manufacturing

Languages

basic spanish

Certifications

LEED GA

Chad Rosen

Founder of Victory Hemp Foods
Louisville Metropolitan Area

Summary

As an impact entrepreneur I have brought businesses and products to market that improve local communities through innovation and trade with regenerative resources, while returning healthy profits.

My work is visible in the results of having led a variety of ventures across different industries. Influencing constituents and others to share a vision and build consensus, I've brought concept to prototypes, prototypes to production, and products into market with Cradle to Cradle certification, helping achieve B-Corp status for companies as well as investor exits.

At Victory Hemp Foods, my team and I have been working tirelessly to introduce new forms of hemp food ingredients into the kitchens of the worlds most innovative food formulators. In 2016, this work gained my invitation to the White Houses' Global Entrepreneur Summit in Palo Alto to discuss how Victory Hemp Foods would provide building blocks to rebuild the domestic supply chain for hemp, and how that goal might have impact here and abroad. Since then we've been operating towards that vision, day by day.

Experience

Victory Hemp Foods

Founder
November 2014 - Present (10 years 9 months)
Carrollton, Kentucky, United States

Victory Hemp Foods provides nutritious, delicious, sustainable Hemp grain in the form of Oil, Protein Powder, Flour, and De-Hulled seeds to health conscious consumers nationwide.
Headquartered in Northern Kentucky we are working at all levels of the value chain to re-build the domestic supply chain.

Polycor Vetrazzo

VP of Sales - Partner
August 2007 - September 2014 (7 years 2 months)
Atlanta Georgia

-Initial responsibilities included revenue generation and introducing Vetrazzo to Southern California and SouthWest market.
-Developed network of Certified Fabricators, Authorized Dealers, and opened and trained distributors throughout the territory, with installation guidelines, pricing models, value proposition training, and development brand awareness.
-Regularly provided product presentation to Commercial and Residential interior designer and Architects for project specific sales focus.
-Grew territory to #1 in the network.
-Developed out source sample production as well as POS displays through network of connections in Tijuana Maquilladoras.
-Shepherded the transition of the Vetrazzo brand through it's acquisition by Polycor in June 2010.
-Changed 90% of the distribution network while continue to preserve the relationships previously built with our network of Installer and Dealer showrooms.
-Develop and maintain CRM for concise and real-time distribution of customer service tasks and sales oriented lead nurturing.
-Manage Tradeshows, PR, Customer Service, Dealer Representative, Development of marketing materials, price negotiation, monthly P&L, new product development, inventory management, costing as well as any divisional responsibilities for international representation.

Kirei USA, LLC
Business Development, KIREI www.kireiusa.com
September 2005 - August 2006 (1 year)
Solana Beach, CA

o Managed product development & quality control at manufacturing plants in Tijuana, Mexico
o Developed all marketing collateral, online and print.
o Developed and managed new supply chains with Mexican maquiladoras for existing and new lines of furniture and accessories, utilizing rapidly renewable and recycled materials, as well as low VOC finishes.
o Worked with packaging designers to identify low impact eco-friendly packaging solutions for the entire line of products.
o Established sales channels with Interior Designers, Furniture showrooms and Green Retailers across North America.
o Established pricing policies for product line to meet target market.

Indomata

Managing Partner

January 2001 - August 2005 (4 years 8 months)

o Founded, launched, and established Indomata Inc. Developed international vendor relations and established proprietary product line. Managed a wholesale division in conjunction with retail operation based in the Gaslamp District of San Diego, CA.

o Co-managed the strategic planning of the company, business development, and sales strategy.

o Focused on establishing sales channel in North and Central America with Furniture Showrooms, Architects, and Designers.

o Developed marketing; web design, print materials, tradeshows and direct mailings.

o Managed all aspects of vendor, partner, and investor relationships; communicating with regular updates including cash flow statements and P&L statements, inventory projections, and budget forecasting.

o Raised and secured capital through blocks of private investment.

Education

UNM - Anderson School of Business

BS, Business Administration · (2000 - 2000)

Marquette University

Bachelors, B.S., Business Administration, specializing in Information Technology · (1996 - 2000)

University of New South Wales

· (1999 - 1999)

Fairfield College Preparatory School

· (September 1992 - May 1996)